Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at www.cibc.com. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2008 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
Effective November 1, 2008, CIBC adopted amendments to the Code of Conduct to address the following issues:
•	Harassment and Discrimination: The obligation to treat “others” fairly included in the Code of Conduct was clarified to include clients, suppliers and the public as well as employees.
•	Beneficiaries and Powers of Attorney: The prohibition regarding accepting a grant of a power of attorney from a client was clarified to indicate that it does not apply if the client is a family member.
•	Outside Activities and Appointments: The Code of Conduct was clarified to state that Compliance department approval is required before someone may act as a director of a CIBC subsidiary.
•	Processing Personal Transactions: The prohibition regarding processing personal transactions was clarified to include processing transactions for anyone for whom an employee is serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney).
•	Information Security: The Code of Conduct was updated to align with current requirements in other CIBC policies dealing with information security.
•	Representing CIBC: The Code of Conduct was updated to add reference to the requirements of Canadian legislation dealing with lobbying.
On November 1, 2007, CIBC adopted amendments to the Code of Conduct. The Code of Conduct was updated to prohibit carrying on religious beliefs and practices in a way that reflects upon CIBC as an organization or that affects other employees and to prohibit engaging in religious advocacy on CIBC premises or facilities. In addition to this change, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.